September 4, 2024

James McCormick
Chief Executive Officer
Cloudastructure, Inc.
530 Lytton Avenue, 2nd Floor #2161
Palo Alto, CA

       Re: Cloudastructure, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted August 19, 2024
           CIK No. 0001709628
Dear James McCormick:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
August 5, 2024 letter.

Amendment No. 1 to Draft Registration Statement on Form S-1
Results of Operations, page 30

1. We note your revised disclosure in response to prior comment 6, however we reiterate the comment. Please provide a more informative discussion and analysis of your results of operations. For example:
           Expand your discussion and analysis to include results of the three-month period ended June 30, 2024 compared to the three-month period ended June 30, 2023.
           With respect to changes in net revenues for each period presented, please enhance your discussion to disclose the degree to which such changes were impacted by price changes or volume of goods or services being sold or the introduction of new products or services. Refer to Item 303(b)(2)(iii) of Regulation S-K. September 4, 2024
Page 2

             Revise and expand your disclosures to discuss any material trends related to changes in costs. In this regard, you identified hosting costs as one of the drivers of the increase in cost of goods sold for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. However, hosting and data center bandwith costs as presented on page 31 decreased significantly for the three and six months ended June
           30, 2024 compared to the three and six months ended June 30, 2023 while during the same periods installation and labor costs increased significantly.
2. Please provide a comparative analysis of operating expenses for the years ended
       December 31, 2023 and 2022 in tabular form.
Liquidity and Capital Resources, page 33

3. We note your revised disclosures in response to prior comment 8 and we reissue the comment. For example, the reported amount of net cash used by operating activities decreased $5.2 million, or approximately 48%, in fiscal 2023 compared to fiscal 2022.
       Please provide an analysis of the reason(s) for this variance. Refer to item 303(b) of
       Regulation S-K regarding analysis of material changes in line items from period to period.
       Also refer to the introductory paragraph of section IV.B and B.1 and B.2 of Release No.
       33-8350 for guidance regarding the content of the analysis. For example, when preparing the discussion and analysis of operating cash flows, address material changes in the underlying drivers (e.g., cash receipts from the sale of goods and services and cash payments to acquire materials for manufacture or goods for resale) rather than merely describe items identified on the face of the statement of cash flows, such as the reconciling items used in the indirect method of presenting cash flows. Business
Our Key Customers, page 49

4. We note your response to prior comment 10. Please disclose the material terms of any agreements with your significant customers, SunRoad Enterprises and ConAm
       Management. Further, revise to explain why you consider the customers identified in this section "key customers." As part of your response, disclose the amount of revenue generated by those companies listed under "key customers."
Statement of Stockholders' Equity (Deficit), page F-16

5. Please revise your Statement of Stockholders' Equity (Deficit) to report the correct periods as appropriate.
Statement of Cash Flows, page F-18

6. We note your response to prior comment 21 and your updated financial statements for the period ended June 30, 2024 and we reissue the comment in regards to the reported balance of June 30, 2024 Cash at End of Period in comparison with cash on the June 30, 2024 balance sheet. In addition, please revise the column heading to reflect the appropriate period.
 September 4, 2024
Page 3

        Please contact Anastasia Kaluzienski at 202-551-3685 or Robert Littlepage at 202-551-
3361 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Vanessa Schoenthaler